Mail Stop 03-06

June 6, 2005


Carmine T. Oliva
President and Chief Executive Officer
Emrise Corporation
9485 Haven Avenue, Suite 100
Rancho Cucamonga, California 91730

Re:	Emrise Corporation
	Amendment No. 2 to Registration Statement on Form S-1
      Filed May 31, 2005
	File No. 333-122394

Dear Mr. Oliva:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

1. We note your response to our prior comment number 2. We also note, however, from your most recent annual report on Form 10-K for the fiscal year ended December 31, 2004 and quarterly report on Form
10-Q for the quarterly period ended March 31, 2005, that your principal executive officer and principal financial officer concluded that the design and operation of your disclosure controls and procedures were not effective as of December 31, 2004 nor as of March
31, 2005. Please expand your risk factors to describe any material risks that may result from these conclusions or otherwise disclose these conclusions in an appropriate location in your prospectus.

Pursue Strategic Acquisitions, page 56

2. Please expand your response to comment 4 to provide us details about the status of the discussion and the materiality of the target.

January 2005 Private Placement Of Common Stock and Warrants, page
98

3. Please update your disclosure here and in the other applicable sections of your prospectus where similar disclosure is made to quantify and clarify any penalties that you have incurred or will incur under your registration rights agreement as a result of your registration statement not being effective by the 150th day following the closing date of your private placement. Please also revise your disclosure under "Subsequent Events" on page F-42 to include the liquidated damages paid to date, or tell us why additional disclosure is not needed.

Financial Statements for the Three Months Ended March 31, 2005 and
2004, page F-46

Condensed Consolidated Statements of Cash Flows, page F-46

4. Please tell us how you determined the effect of exchange rate changes on cash and cash equivalents. We note that this amount is the same as your adjustment to other comprehensive income for the three months ended March 31, 2005. Refer to paragraphs 25 and 146 of
SFAS 95.

Note 10.  Larus Corporation and Pascall Acquisitions, page F-56

5. We note that $4.7 million of the purchase price was allocated to goodwill and $50,000 to trademarks. Explain in greater detail why no allocation has been made to covenants not to compete, customers, work force, software and/or completed technology. Refer to SFAS 141, paragraph 51-52 for guidance.

Pascall Electronic (Holdings) Limited and its Subsidiary
Undertakings, page F-66

Note 29.  Summary of Certain Differences between Accounting
Principles Generally Accepted in the United Kingdom and the United States of America, page F-88

6. Please provide us with your statement of changes in shareholders equity using balances determined under U.S. GAAP.

7. With regard to adjustment (c) related to your pension asset, please tell us whether you account for the pension plan as a defined benefit plan or defined contribution plan under U.S. GAAP. Discuss in greater detail the difference between U.K. and U.S. GAAP and cite the relevant accounting literature upon which you relied.

8. With regard to adjustment (d) related to the elimination of a gain on disposal of a subsidiary, explain to us how you are accounting for the disposal under both U.K and U.S. GAAP. Your reconciliation to U.S. GAAP should allow the reader to determine the amount of each adjustment to each line item of the financial statements.

9. As a related matter, please revise to disclose, for each balance sheet presented the amount of each material variation, presented on a gross basis, between the amount of a line item and the amount determined using U.S. GAAP. Such amounts may be shown in parenthesis, in columns, as a reconciliation of the equity section, as a restated balance sheet, or in any similar format that clearly presents the difference in amounts. Refer to Item 17 of Form 20-F for guidance.

10. With regard to adjustment (f) related to goodwill, please explain to us how you accounted for goodwill under both U.K. and U.S.
GAAP.
Fully explain how your U.S. GAAP accounting complies with SFAS
142.

Exhibit 5.1

11. You should file an opinion that does not assume legal conclusions that underlie the ultimate legality opinion. It is unclear why it is necessary and appropriate for counsel to assume that the outstanding shares are evidenced by appropriate certificates that have been properly executed and delivered.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642, or Angela Crane, Branch Chief, at (202) 551-3554, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with questions regarding our comments on any other part of your filing.


      Sincerely,



      Russell Mancuso
      Branch Chief

cc:	Larry A. Cerutti, Esq.
	Cristy Lomenzo Parker, Esq.
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Carmine T. Oliva
Emrise Corporation
June 6, 2005
Page 4